LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

August 3, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HearUSA, Inc.
Registration Statement on Form S-3
Filed June 29, 2007
File No. 333-144224

Ladies and Gentlemen:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated July 24, 2007, with respect to the above referenced Registration Statement on Form S-3. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments. In response to the comment letter, we have filed today with the SEC Amendment No. 1 to the Company’s Registration Statement on Form S-3 originally filed on June 29, 2007 (“Form S-3/A”).

Form S-3 filed June 29, 2007

1.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions, if any, between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

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August 3, 2007

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Until the December 2006 transaction between the Company and Siemens Hearing Instruments, Inc. (“Siemens”), there were no transactions between them (or any predecessors or affiliates) involving equity securities of the Company. The Company has purchased hearing aids from Siemens for many years. On December 7, 2001, the parties entered into a more strategic relationship pursuant to which a supply agreement and a credit agreement was entered into between the parties. In exchange for the extension of up to $70 million credit facility by Siemens to the Company, the Company agreed to purchase a certain percentage of its hearing aid requirements from Siemens.

The December 2001 transaction involved a secured credit facility comprised of four tranches. On March 14, 2003, the Company obtained an additional $3.5 million secured five-year loan from Siemens and this was added as a fifth tranche. On December 28, 2005, the Company obtained an additional $5 million loan which was added as a sixth tranche.

On February 10, 2006, the Company entered into an Amended and Restated Credit Agreement, Amended and Restated Supply Agreement and an Amended and Restated Security Agreement with Siemens. Pursuant to the amended agreements, the parties agreed to continue their strategic relationship and restructure the then outstanding $23.1 million indebtedness of the Company to Siemens under the original credit agreement. The new facility was for a total of $26 million, including the then outstanding $23.1 million and was structured in three tranches.

In each instance, the Company granted to Siemens a security interest in substantially all of the Company’s assets to collateralize the notes payable to Siemens. Under the supply agreement, the Company agreed to purchase from Siemens certain minimum percentages of the Company’s hearing aid purchases. None of the arrangements, however, involved any equity securities of the

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August 3, 2007

Company. It was only in the December 2006 transactions that any equity securities of the Company were involved.

2.

Please provide us, with a view toward disclosure in the prospectus, with a tabular disclosure of the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder. In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants. In this regard, we note that your Form 10-K for the period ended 12/30/06 indicates that the aggregate market value of the registrant’s Common Stock held by non-affiliates (based upon the closing price of the Common Stock on the American Stock Exchange) was approximately $34,065,320 as of July 2, 2005, which would appear to result in approximately 19 million shares held by non-affiliates, however, this information is over 2 years old.

The information set forth on the Company’s Form 10-K for the year ended December 30, 2006 as to the aggregate market value of its common stock held by non-affiliates is as of July 2, 2006, the reference to “July 2, 2005” is a typographical error. That said, the following is a table setting out the number of shares of common stock of the Company outstanding immediately prior to the December 2006 convertible note transaction with Siemens:

Holder	Number of Shares
Selling Shareholder	0
Affiliates of Selling Shareholder	0
Affiliates of the Company	5,100,258
All other	27,166,294
Total number of shares outstanding	32,266,552

We have included this information in the Form S-3/A. See page 7 under the heading “Selling Stockholders”.

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August 3, 2007

3.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•

whether – based on information obtained from the selling shareholder – the selling shareholder have an existing short position in the company’s common stock and if the selling shareholder have an existing short position in the company’s stock, the following additional information:

—	the date on which each such selling shareholder entered into that short position; and
—

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

(a)        In the December 2006 transaction, the parties increased the credit line from $26 million to $50 million primarily to accommodate additional funding for acquisitions by the Company. The credit agreement is structured such that as the Company sells Siemens hearing aid units it earns rebate credits, based on minimum purchase requirements set out in the supply agreement, which are applied to reduce principal and interest payments that would otherwise be due to Siemens. In the 2006 transaction, Siemens also agreed to provide the Company with additional volume discounts and rebates when certain volume tests are met. The credit agreement provides that the Company will reduce the principal balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as that term is defined in the Amended Credit Agreement), and by paying over to Siemens 25% of proceeds from equity offerings the Company may complete. In addition, the Company must prepay approximately $4.2 million under the $20 million line in 2007. The agreement originally contemplated that this prepayment would be made within 180 days of the December 30, 2006 closing date. Recently, the parties decided to extend that payment date to September 30, 2007 and an amendment to the credit agreement was signed. The Company disclosed this amendment on a Form 8-K filed with the Commission on July 30, 2007.

The Company intends to make all payments required under the credit agreement. Given its historic sales levels of Siemens hearing aids and its projected sales by acquired centers as part of the Company’s acquisition program, the Company believes that all current principal and interest payments will be made with rebate credits and future Excess Cash Flow. The current rebate credits for the second quarter of 2007 totaled approximately $1.2 million, which translate to approximately $4.8 million per year or $26.8 million for the remainder of the term of the credit facilities. The balance of the credit facilities at the end of the second quarter of 2007 were approximately $30.4 million (excluding the $4.2 million to be repaid in 2007 discussed above) and

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we believe that the excess over the cumulative rebate credits will be paid with the future Excess Cash Flow or other funding sources available to the company. As for the pre-payment due in September, the Company intends to make that payment as well. The funds for such payment will come from operations or other funding sources available to the Company.

We have included the substance of this information as new disclosure under the heading “Selling Stockholder” of the Form S-3/A. See page 7 of the Form S-3/A.

(b)        The selling stockholder has advised us in writing that it does not have, and has not had, a short position in the Company’s common stock.

4.	Please provide us, with a view toward disclosure in the prospectus, with:
•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We have revised the description of the relationships and arrangements between the Company and Siemens to provide greater detail of the historic strategic relationship between the parties. See page 7 of the Form S-3/A under the heading “Selling Stockholders.”

We confirm that all agreements between and/or among the parties have been included in previous filings of the Company. We have revised Item 16 (the Exhibit Index) in the form S-3/A to reflect those agreements and reference the documents to which they were previously filed as exhibits as you have requested.

Securities and Exchange Commission

August 3, 2007

5.

Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The Company and Siemens have agreed that in no event may the number of shares of common stock into which the notes may be converted exceed 19.99% of the number of shares outstanding on the date the transaction was entered into. The purpose of this provision is to ensure compliance with the rules of the American Stock Exchange with respect to prior shareholder approval of any issuance of 20% or more of a listed company’s equity securities. The information used to make this calculation is as follows:

Number of shares
outstanding on
December 29, 2007: 32,266,552

19.99% of the above: 6,450,084

We have added disclosure to the Form S-3/A to reflect this information. See “Selling Stockholders,” page 7.

Selling Stockholders, page 7

6.

With respect to the shares to be offered for resale by the selling security holder, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Please also complete the blanks in the table.

We have revised the Selling Stockholder table to complete the blanks. In addition, the selling stockholder has advised us that there are two natural persons who are authorized to exercise the voting and disposition powers relating to the common stock underlying the notes. The names of those persons have been added in a footnote to the selling stockholder table in the Form S-3/A. See page 8.

Incorporation of Certain Documents by Reference, page 8

7.

Please update the documents you have incorporated by reference to include all appropriate Form 8-Ks filed since the end of the fiscal year and the date of filing of your latest annual report on Form 10-K.

We have updated the list of documents incorporated by reference in response to this comment. See page 10, “Information Incorporated by Reference.”

Securities and Exchange Commission

August 3, 2007

Undertakings, page II-2

8.	Please revise to include the undertakings required by Item 512(a)(5) of Regulation S-K.
We have revised the undertakings on page II-2 to include the Item 512(a)(5) undertaking.

* * * *

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

LaDawn Naegle

LDN/djn

cc:	Stephen J. Hansbrough, President and Chief Executive Officer HearUSA, Inc.